Exhibit 21.1

AMTECH SYSTEMS, INC. AND ITS SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction in which incorporated
Bruce Technologies, Inc	State of Massachusetts

BTU Europe Ltd.	United Kingdom

BTU International, Inc.	State of Delaware

BTU Ltd. (Shanghai)	China

BTU Overseas, Ltd.	State of Delaware

BTU Overseas (Shanghai) Co., Ltd	China

Intersurface Dynamics, Inc.	State of Connecticut

P.R. Hoffman Machine Products, Inc	State of Arizona

Tempress Systems, Inc.	State of Texas